Filed Pursuant to Rule 253(g)(2)

File No. 024-12135

Arrived Homes 3, LLC

SUPPLEMENT NO. 5 DATED July 28, 2026
TO THE OFFERING CIRCULAR DATED January 30, 2025

This document supplements, and should be read in conjunction with, the offering circular of Arrived Homes 3, LLC ("we", "our" or "us"), dated January 30, 2025, as previously supplemented, and filed by us with the Securities and Exchange Commission (the "Commission") (collectively, the "Offering Circular"). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

●	Our Net Asset Value ("NAV") Per Interest for each series as of July 25, 2026.

Net Asset Value as of July 25, 2026

As of July 25, 2026, our net asset value ("NAV") per interest for each series is set in the table below. This NAV per interest shall be effective until updated by us on or about October 25, 2026.

Series	NAV Per Interest
Adams	$9.75
Antares	$9.43
Aramis	$9.79
Arkoma	$10.38
Arya	$9.21
Aspen	$9.50
Athos	$9.90
Barclay	$10.39
Bayne	$10.13
Bean	$10.43
Bennett	$9.82
Benny	$10.63
Bluebell	$10.49
Bowling	$9.88
Boxwood	$9.85
Bradford	$10.20
Brookwood	$9.82
Bryant	$9.51
Caden	$10.09
Camellia	$11.21
Caterpillar	$8.87
Chilhowee	$11.64
Claremore	$9.50
Collinison	$10.06
Cordero	$10.23
Cristalino	$10.62
Ellie	$11.57
Emelina	$10.46
Ethan	$10.31
Frances	$9.33
Glenncrest	$9.76
Gordon	$10.15
Haikey	$10.33
Hamblen	$11.03
Hancock	$10.57
Hardman	$10.16
Haven	$11.42
Haverhill	$9.08
Haybridge	$9.72
Hedgecrest	$9.63
Helmerich	$9.69
Hermanos	$10.97
Holmes	$9.28
Johnson	$9.99
Keystone	$10.18
Langley	$10.37
Laurel	$10.57
Layla	$10.17
Liberty	$9.90
Lithonia	$8.77
Lola	$10.19
Lucas	$9.97
Macomber	$9.68
Mallard	$10.27
Marcy	$9.01
Meridian	$9.72
Metallo	$10.65
Misty	$9.98
Montgomery	$9.98
Northbrook	$9.50
Northridge	$9.58
Oakland	$10.05
Palmore	$10.29
Pebblestone	$10.29
Perdita	$9.88
Phoebe	$10.66
Pongo	$9.83
Portsmouth	$10.24
Presidio	$9.69
Rachel	$10.09
Ratliff	$10.20
Riverwood	$9.46
Roanoke	$10.84
Robinson	$9.96
Ross	$10.32
Sansa	$9.23
Sedgefield	$9.99
Seneca	$10.42
Sheezy	$12.07
Sherwood	$9.20
Spangler	$10.55
Summerglen	$9.99
Tansel	$10.37
Thomas	$10.07
Tomlinson	$10.36
Tytus	$10.56
Vanzant	$10.01
Watson	$9.39
Westhaven	$10.54
Wheeler	$9.64
Williamson	$12.27
Woodland	$10.28
Woodwind	$9.38
Wynde	$10.27
Wyndhurst	$9.46
Zane	$9.72

The following sets forth the calculation of each series' NAV per interest:

BALANCE SHEET (UNAUDITED) [1]

	Adams	Antares	Aramis	Arkoma	Arya	Aspen	Athos
ASSETS
Current assets:
Cash	$14,989	$6,226	$9,028	$18,538	$6,468	$7,577	$6,811
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,206	4,577	6,134	5,565	2,618	3,878	5,832
Property and equipment, net	294,938	287,334	278,307	218,478	168,543	247,104	272,391
Total assets	$314,132	$298,136	$293,469	$242,581	$177,629	$258,559	$285,034

LIABILITIES
Current liabilities:
Accrued expenses	$1,857	$2,318	$2,697	$4,777	$2,907	$2,270	$3,724
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	3,013	5,298	5,387	4,148	5,495	5,381	6,932
Tenant deposits	2,595	2,245	3,790	3,890	1,350	1,795	4,190
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$7,465	$9,861	$11,874	$12,815	$15,752	$9,445	$14,846

MEMBERS' EQUITY (DEFICIT)
Members' capital	312,935	303,671	293,764	224,163	186,749	259,488	287,772
Accumulated deficit	(6,267)	(15,396)	(12,169)	5,603	(24,872)	(10,373)	(17,583)
Total members' equity (deficit)	$306,668	$288,275	$281,595	$229,765	$161,877	$249,114	$270,189
Total liabilities and members' equity (deficit)	$314,132	$298,136	$293,469	$242,581	$177,629	$258,559	$285,034

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	306,668	288,275	281,595	229,765	161,877	249,114	270,189
Net adjustments to fair value	45,254	56,928	63,699	64,548	40,642	50,124	70,037
TOTAL NET ASSETS	$351,922	$345,203	$345,294	$294,313	$202,519	$299,238	$340,226
NET ASSET VALUE PER INTEREST	$9.75	$9.43	$9.79	$10.38	$9.21	$9.50	$9.90

	Barclay	Bayne	Bean	Bennett	Benny	Bluebell	Bowling
ASSETS
Current assets:
Cash	$18,636	$19,158	$8,595	$5,972	$6,830	$8,031	$5,907
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	1,985	5,445	4,512	3,289	2,251	4,326	1,795
Property and equipment, net	283,337	337,667	274,623	195,457	235,285	277,265	191,749
Total assets	$303,957	$362,270	$287,730	$204,718	$244,367	$289,622	$199,451

LIABILITIES
Current liabilities:
Accrued expenses	$2,179	$2,386	$2,194	$1,743	$2,854	$3,044	$1,754
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	5,318	3,261	5,128	4,310	8,907	5,216	4,931
Tenant deposits	-	2,745	2,145	1,695	1,795	2,345	-
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$7,497	$8,392	$9,467	$7,748	$13,555	$10,605	$6,685

MEMBERS' EQUITY (DEFICIT)
Members' capital	285,728	359,019	273,722	189,148	245,310	289,422	185,711
Accumulated deficit	10,732	(5,141)	4,541	7,822	(14,499)	(10,406)	7,054
Total members' equity (deficit)	$296,460	$353,878	$278,263	$196,970	$230,811	$279,017	$192,766
Total liabilities and members' equity (deficit)	$303,957	$362,270	$287,730	$204,718	$244,367	$289,622	$199,451

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	296,460	353,878	278,263	196,970	230,811	279,017	192,766
Net adjustments to fair value	81,231	62,638	77,531	49,486	92,955	93,373	47,739
TOTAL NET ASSETS	$377,691	$416,516	$355,794	$246,456	$323,767	$372,389	$240,504
NET ASSET VALUE PER INTEREST	$10.39	$10.13	$10.43	$9.82	$10.63	$10.49	$9.88

	Boxwood	Bradford	Brookwood	Bryant	Caden	Camellia	Caterpillar
ASSETS
Current assets:
Cash	$20,119	$18,856	$6,711	$6,645	$6,848	$6,554	$7,155
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	6,458	4,065	3,952	3,915	3,991	3,876	3,723
Property and equipment, net	311,826	281,580	258,842	261,166	230,305	240,079	278,358
Total assets	$338,404	$304,502	$269,505	$271,726	$241,144	$250,510	$289,236

LIABILITIES
Current liabilities:
Accrued expenses	$7,705	$2,144	$2,596	$3,608	$1,722	$2,455	$3,561
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	3,009	5,275	6,067	10,498	8,708	5,138	5,300
Tenant deposits	4,390	2,145	1,795	2,095	2,393	1,795	1,750
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$15,104	$9,564	$10,458	$16,201	$18,322	$9,388	$20,711

MEMBERS' EQUITY (DEFICIT)
Members' capital	335,355	292,247	259,666	264,741	245,121	239,032	318,077
Accumulated deficit	(12,055)	2,691	(620)	(9,216)	(22,300)	2,089	(49,552)
Total members' equity (deficit)	$323,300	$294,937	$259,046	$255,525	$222,822	$241,122	$268,525
Total liabilities and members' equity (deficit)	$338,404	$304,502	$269,505	$271,726	$241,144	$250,510	$289,236

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	323,300	294,937	259,046	255,525	222,822	241,122	268,525
Net adjustments to fair value	52,725	73,644	63,701	57,618	73,685	104,156	48,635
TOTAL NET ASSETS	$376,025	$368,581	$322,748	$313,143	$296,507	$345,278	$317,161
NET ASSET VALUE PER INTEREST	$9.85	$10.20	$9.82	$9.51	$10.09	$11.21	$8.87

	Chilhowee	Claremore	Collinison	Cordero	Cristalino	Ellie	Emelina
ASSETS
Current assets:
Cash	$10,855	$7,865	$12,852	$6,180	$6,596	$7,442	$6,707
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,757	3,764	3,672	3,264	(684)	1,313	3,508
Property and equipment, net	297,038	217,637	287,206	252,733	283,084	269,146	232,070
Total assets	$312,651	$229,266	$303,730	$262,177	$288,996	$277,901	$242,285

LIABILITIES
Current liabilities:
Accrued expenses	$1,529	$2,198	$1,854	$2,429	$3,135	$2,140	$2,219
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	6,791	20,088	4,785	6,292	6,467	5,003	9,254
Tenant deposits	2,395	1,695	2,095	2,045	-	2,345	1,795
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$10,715	$23,980	$8,735	$10,766	$21,402	$18,388	$13,268

MEMBERS' EQUITY (DEFICIT)
Members' capital	293,822	233,132	293,323	270,869	309,750	296,441	238,230
Accumulated deficit	8,114	(27,846)	1,673	(19,458)	(42,157)	(36,928)	(9,213)
Total members' equity (deficit)	$301,935	$205,286	$294,995	$251,411	$267,594	$259,513	$229,017
Total liabilities and members' equity (deficit)	$312,651	$229,266	$303,730	$262,177	$288,996	$277,901	$242,285

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	301,935	205,286	294,995	251,411	267,594	259,513	229,017
Net adjustments to fair value	136,278	58,737	63,322	87,793	116,751	127,803	74,728
TOTAL NET ASSETS	$438,214	$264,023	$358,317	$339,204	$384,345	$387,316	$303,745
NET ASSET VALUE PER INTEREST	$11.64	$9.50	$10.06	$10.23	$10.62	$11.57	$10.46

	Ethan	Frances	Glenncrest	Gordon	Haikey	Hamblen	Hancock
ASSETS
Current assets:
Cash	$7,090	$12,164	$12,423	$8,814	$7,196	$8,944	$14,046
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	(739)	4,155	1,702	4,531	4,058	4,518	3,712
Property and equipment, net	187,179	262,640	272,719	236,483	227,311	236,873	251,920
Total assets	$193,530	$278,959	$286,845	$249,829	$238,565	$250,335	$269,678

LIABILITIES
Current liabilities:
Accrued expenses	$2,095	$2,617	$2,680	$2,505	$2,760	$1,859	$2,646
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	4,504	4,441	3,772	4,530	4,897	5,091	9,554
Tenant deposits	1,650	2,245	1,750	1,895	2,295	2,595	2,045
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$27,649	$9,303	$8,202	$8,930	$9,952	$9,546	$14,245

MEMBERS' EQUITY (DEFICIT)
Members' capital	194,473	258,226	290,552	240,417	232,733	234,518	261,674
Accumulated deficit	(28,592)	11,430	(11,910)	482	(4,120)	6,271	(6,241)
Total members' equity (deficit)	$165,881	$269,656	$278,642	$240,899	$228,613	$240,789	$255,433
Total liabilities and members' equity (deficit)	$193,530	$278,959	$286,845	$249,829	$238,565	$250,335	$269,678

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	165,881	269,656	278,642	240,899	228,613	240,789	255,433
Net adjustments to fair value	75,078	36,974	49,417	68,143	70,432	96,925	82,685
TOTAL NET ASSETS	$240,959	$306,630	$328,059	$309,042	$299,045	$337,714	$338,118
NET ASSET VALUE PER INTEREST	$10.31	$9.33	$9.76	$10.15	$10.33	$11.03	$10.57

	Hardman	Haven	Haverhill	Haybridge	Hedgecrest	Helmerich	Hermanos
ASSETS
Current assets:
Cash	$12,663	$6,036	$3,911	$14,608	$4,613	$12,124	$6,917
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,348	2,672	1,465	5,915	(245)	1,027	4,928
Property and equipment, net	364,817	170,784	216,583	336,939	341,494	233,135	289,571
Total assets	$381,828	$179,491	$221,959	$357,462	$345,862	$246,287	$301,416

LIABILITIES
Current liabilities:
Accrued expenses	$2,553	$1,480	$2,639	$2,275	$2,267	$2,287	$3,085
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	6,108	4,360	5,991	5,616	8,573	5,894	6,951
Tenant deposits	2,495	1,495	1,745	3,990	1,895	2,045	3,293
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$11,156	$13,035	$10,376	$11,882	$12,735	$10,226	$18,028

MEMBERS' EQUITY (DEFICIT)
Members' capital	364,636	174,353	226,511	356,985	368,517	241,954	303,413
Accumulated deficit	6,036	(7,896)	(14,928)	(11,405)	(35,390)	(5,894)	(20,025)
Total members' equity (deficit)	$370,672	$166,457	$211,583	$345,580	$333,127	$236,060	$283,388
Total liabilities and members' equity (deficit)	$381,828	$179,491	$221,959	$357,462	$345,862	$246,287	$301,416

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	370,672	166,457	211,583	345,580	333,127	236,060	283,388
Net adjustments to fair value	83,918	82,050	40,065	64,836	73,676	55,097	114,736
TOTAL NET ASSETS	$454,590	$248,506	$251,649	$410,416	$406,803	$291,157	$398,124
NET ASSET VALUE PER INTEREST	$10.16	$11.42	$9.08	$9.72	$9.63	$9.69	$10.97

	Holmes	Johnson	Keystone	Langley	Laurel	Layla	Liberty
ASSETS
Current assets:
Cash	$6,181	$17,068	$8,023	$11,030	$16,036	$9,162	$6,606
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	2,960	5,170	4,275	2,332	1,962	4,266	3,882
Property and equipment, net	162,492	313,044	327,508	321,594	317,655	305,026	243,494
Total assets	$171,632	$335,282	$339,805	$334,956	$335,653	$318,454	$253,983

LIABILITIES
Current liabilities:
Accrued expenses	$2,838	$2,512	$2,012	$851	$2,341	$2,056	$3,279
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	4,420	4,092	5,447	4,931	4,361	5,462	6,815
Tenant deposits	1,600	2,645	2,245	2,595	2,395	2,695	2,395
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$8,859	$9,249	$9,704	$8,377	$9,098	$10,213	$20,490

MEMBERS' EQUITY (DEFICIT)
Members' capital	164,357	323,582	335,103	340,186	330,999	307,754	248,383
Accumulated deficit	(1,583)	2,451	(5,002)	(13,607)	(4,444)	487	(14,890)
Total members' equity (deficit)	$162,774	$326,033	$330,101	$326,580	$326,555	$308,241	$233,493
Total liabilities and members' equity (deficit)	$171,632	$335,282	$339,805	$334,956	$335,653	$318,454	$253,983

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	162,774	326,033	330,101	326,580	326,555	308,241	233,493
Net adjustments to fair value	34,190	61,898	80,284	79,689	89,740	81,098	61,673
TOTAL NET ASSETS	$196,964	$387,931	$410,385	$406,269	$416,295	$389,339	$295,166
NET ASSET VALUE PER INTEREST	$9.28	$9.99	$10.18	$10.37	$10.57	$10.17	$9.90

	Lithonia	Lola	Lucas	Macomber	Mallard	Marcy	Meridian
ASSETS
Current assets:
Cash	$5,102	$8,373	$6,806	$6,988	$8,606	$8,011	$5,837
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	3,877	3,843	3,360	4,585	2,819	(457)	3,541
Property and equipment, net	267,280	288,311	238,783	257,263	192,695	168,543	249,409
Total assets	$276,260	$300,527	$248,948	$268,836	$204,120	$176,097	$258,788

LIABILITIES
Current liabilities:
Accrued expenses	$3,476	$1,534	$3,724	$3,655	$1,767	$3,635	$1,982
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	5,595	5,095	5,794	9,376	3,644	3,354	7,145
Tenant deposits	3,990	2,345	2,395	2,695	1,495	-	1,850
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$37,361	$8,974	$11,913	$15,726	$6,906	$6,990	$10,976

MEMBERS' EQUITY (DEFICIT)
Members' capital	287,269	284,968	254,185	266,835	196,490	174,881	259,586
Accumulated deficit	(48,370)	6,585	(17,150)	(13,724)	724	(5,774)	(11,775)
Total members' equity (deficit)	$238,899	$291,553	$237,035	$253,110	$197,214	$169,107	$247,811
Total liabilities and members' equity (deficit)	$276,260	$300,527	$248,948	$268,836	$204,120	$176,097	$258,788

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	238,899	291,553	237,035	253,110	197,214	169,107	247,811
Net adjustments to fair value	51,675	71,143	64,028	63,638	60,638	29,031	58,763
TOTAL NET ASSETS	$290,573	$362,696	$301,063	$316,749	$257,852	$198,138	$306,574
NET ASSET VALUE PER INTEREST	$8.77	$10.19	$9.97	$9.68	$10.27	$9.01	$9.72

	Metallo	Misty	Montgomery	Northbrook	Northridge	Oakland	Palmore
ASSETS
Current assets:
Cash	$14,014	$19,966	$7,494	$11,547	$10,923	$10,332	$7,233
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	3,640	7,982	3,680	2,932	3,160	(462)	3,445
Property and equipment, net	284,495	332,611	196,960	265,223	245,414	288,500	188,062
Total assets	$302,149	$360,559	$208,133	$279,701	$259,497	$298,369	$198,740

LIABILITIES
Current liabilities:
Accrued expenses	$5,296	$3,478	$2,107	$2,836	$2,036	$1,981	$1,573
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	2,864	3,610	4,251	4,594	4,337	4,117	10,628
Tenant deposits	1,995	5,190	2,468	1,895	1,650	-	1,550
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$10,155	$12,278	$19,526	$9,325	$8,023	$6,098	$24,651

MEMBERS' EQUITY (DEFICIT)
Members' capital	312,286	348,534	206,680	275,191	271,429	304,747	200,734
Accumulated deficit	(20,292)	(252)	(18,073)	(4,814)	(19,955)	(12,476)	(26,646)
Total members' equity (deficit)	$291,994	$348,281	$188,607	$270,377	$251,474	$292,271	$174,089
Total liabilities and members' equity (deficit)	$302,149	$360,559	$208,133	$279,701	$259,497	$298,369	$198,740

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	291,994	348,281	188,607	270,377	251,474	292,271	174,089
Net adjustments to fair value	79,482	59,150	57,867	46,610	54,592	69,812	74,598
TOTAL NET ASSETS	$371,475	$407,431	$246,474	$316,987	$306,066	$362,083	$248,687
NET ASSET VALUE PER INTEREST	$10.65	$9.98	$9.98	$9.50	$9.58	$10.05	$10.29

	Pebblestone	Perdita	Phoebe	Pongo	Portsmouth	Presidio	Rachel
ASSETS
Current assets:
Cash	$8,076	$15,356	$10,497	$12,458	$2,444	$6,308	$8,953
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,851	3,876	4,068	5,038	2,908	3,428	3,480
Property and equipment, net	317,747	307,066	261,210	307,066	201,435	232,010	272,058
Total assets	$330,673	$326,299	$275,774	$324,562	$206,788	$241,746	$284,492

LIABILITIES
Current liabilities:
Accrued expenses	$2,040	$2,227	$1,870	$2,227	$2,703	$5,729	$1,900
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	5,307	5,732	3,712	5,684	7,736	2,559	4,581
Tenant deposits	2,795	2,095	2,145	1,795	1,495	1,745	1,995
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$10,143	$10,054	$7,726	$9,706	$11,934	$10,033	$8,476

MEMBERS' EQUITY (DEFICIT)
Members' capital	315,247	323,705	271,931	327,797	209,370	254,194	278,350
Accumulated deficit	5,284	(7,461)	(3,884)	(12,941)	(14,516)	(22,482)	(2,334)
Total members' equity (deficit)	$320,530	$316,245	$268,048	$314,856	$194,854	$231,713	$276,016
Total liabilities and members' equity (deficit)	$330,673	$326,299	$275,774	$324,562	$206,788	$241,746	$284,492

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	320,530	316,245	268,048	314,856	194,854	231,713	276,016
Net adjustments to fair value	82,004	71,245	80,511	70,279	69,656	45,922	68,759
TOTAL NET ASSETS	$402,534	$387,490	$348,558	$385,135	$264,510	$277,635	$344,775
NET ASSET VALUE PER INTEREST	$10.29	$9.88	$10.66	$9.83	$10.24	$9.69	$10.09

	Ratliff	Riverwood	Roanoke	Robinson	Ross	Sansa	Sedgefield
ASSETS
Current assets:
Cash	$8,454	$3,196	$16,198	$22,344	$14,722	$11,258	$28,745
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,179	4,878	4,782	(340)	4,454	2,962	5,126
Property and equipment, net	300,274	270,766	310,737	310,282	313,874	168,543	279,079
Total assets	$312,907	$278,840	$331,717	$332,285	$333,050	$182,763	$312,950

LIABILITIES
Current liabilities:
Accrued expenses	$1,466	$3,032	$880	$2,600	$2,164	$2,935	$2,266
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	5,368	8,414	5,849	3,891	5,291	3,105	3,747
Tenant deposits	2,345	2,843	2,495	-	2,545	1,395	3,243
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$9,179	$20,289	$9,224	$6,492	$9,999	$7,435	$9,256

MEMBERS' EQUITY (DEFICIT)
Members' capital	304,539	301,224	311,731	332,533	312,698	170,576	306,670
Accumulated deficit	(811)	(42,673)	10,762	(6,740)	10,352	4,752	(2,976)
Total members' equity (deficit)	$303,728	$258,551	$322,493	$325,794	$323,050	$175,328	$303,694
Total liabilities and members' equity (deficit)	$312,907	$278,840	$331,717	$332,285	$333,050	$182,763	$312,950

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	303,728	258,551	322,493	325,794	323,050	175,328	303,694
Net adjustments to fair value	80,438	73,601	107,326	57,640	83,375	27,635	56,865
TOTAL NET ASSETS	$384,166	$332,152	$429,819	$383,434	$406,425	$202,963	$360,559
NET ASSET VALUE PER INTEREST	$10.20	$9.46	$10.84	$9.96	$10.32	$9.23	$9.99

	Seneca	Sheezy	Sherwood	Spangler	Summerglen	Tansel	Thomas
ASSETS
Current assets:
Cash	$19,009	$6,571	$2,913	$14,658	$6,580	$11,394	$6,640
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	278	3,664	2,683	5,226	3,168	4,435	3,508
Property and equipment, net	284,023	213,652	161,475	373,450	223,691	301,362	202,501
Total assets	$303,310	$223,887	$167,071	$393,334	$233,440	$317,191	$212,648

LIABILITIES
Current liabilities:
Accrued expenses	$2,478	$2,143	$2,788	$3,292	$2,370	$2,883	$1,981
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	4,886	6,890	8,969	3,540	4,969	5,668	7,957
Tenant deposits	2,295	2,045	1,445	2,995	1,795	2,295	1,695
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$9,659	$11,078	$13,201	$9,828	$9,134	$16,346	$11,633

MEMBERS' EQUITY (DEFICIT)
Members' capital	304,383	206,263	177,573	406,251	222,172	325,115	202,672
Accumulated deficit	(10,732)	6,546	(23,704)	(22,744)	2,134	(24,270)	(1,656)
Total members' equity (deficit)	$293,651	$212,808	$153,869	$383,506	$224,306	$300,845	$201,016
Total liabilities and members' equity (deficit)	$303,310	$223,887	$167,071	$393,334	$233,440	$317,191	$212,648

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	293,651	212,808	153,869	383,506	224,306	300,845	201,016
Net adjustments to fair value	73,274	115,953	43,507	95,803	62,052	98,105	59,549
TOTAL NET ASSETS	$366,925	$328,762	$197,376	$479,310	$286,358	$398,950	$260,564
NET ASSET VALUE PER INTEREST	$10.42	$12.07	$9.20	$10.55	$9.99	$10.37	$10.07

	Tomlinson	Tytus	Vanzant	Watson	Westhaven	Wheeler	Williamson
ASSETS
Current assets:
Cash	$6,764	$13,001	$8,416	$10,557	$6,595	$11,468	$6,337
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	3,980	4,792	4,661	2,957	3,573	607	3,618
Property and equipment, net	235,060	240,993	333,476	162,492	235,640	192,383	265,955
Total assets	$245,803	$258,786	$346,553	$176,006	$245,808	$204,459	$275,910

LIABILITIES
Current liabilities:
Accrued expenses	$2,134	$2,626	$8,322	$2,838	$4,251	$1,754	$653
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	3,500	4,656	5,592	3,558	5,457	4,065	6,117
Tenant deposits	2,250	2,495	2,695	1,600	2,145	1,450	1,850
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$7,884	$9,778	$16,610	$7,996	$11,853	$7,269	$8,620

MEMBERS' EQUITY (DEFICIT)
Members' capital	264,859	239,374	339,916	166,559	241,762	192,821	278,354
Accumulated deficit	(26,940)	9,635	(9,973)	1,451	(7,806)	4,369	(11,064)
Total members' equity (deficit)	$237,920	$249,009	$329,943	$168,010	$233,955	$197,190	$267,290
Total liabilities and members' equity (deficit)	$245,803	$258,786	$346,553	$176,006	$245,808	$204,459	$275,910

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	237,920	249,009	329,943	168,010	233,955	197,190	267,290
Net adjustments to fair value	65,569	75,899	86,432	31,604	85,735	44,240	145,057
TOTAL NET ASSETS	$303,489	$324,907	$416,376	$199,614	$319,691	$241,430	$412,348
NET ASSET VALUE PER INTEREST	$10.36	$10.56	$10.01	$9.39	$10.54	$9.64	$12.27

	Woodland	Woodwind	Wynde	Wyndhurst	Zane
ASSETS
Current assets:
Cash	$5,809	$6,716	$6,726	$17,132	$5,938
Other receivables	-	-	-	-	-
Prepaid expenses	-	-	-	-	-
Deposits	(3,301)	3,355	4,367	3,382	2,408
Property and equipment, net	151,247	235,365	233,875	291,602	157,775
Total assets	$153,755	$245,436	$244,968	$312,115	$166,120

LIABILITIES
Current liabilities:
Accrued expenses	$1,694	$2,067	$2,495	$1,991	$1,688
Accounts payable	-	-	-	-	-
Due to (from) related parties	3,147	6,963	5,209	4,871	3,990
Tenant deposits	-	1,595	2,395	1,745	1,275
Note payable, related party	-	-	-	-	-
Mortgage payables	-	-	-	-	-
Total liabilities	$4,841	$15,725	$15,898	$8,607	$6,952

MEMBERS' EQUITY (DEFICIT)
Members' capital	159,197	244,831	242,400	310,408	154,886
Accumulated deficit	(10,283)	(15,120)	(13,330)	(6,900)	4,281
Total members' equity (deficit)	$148,913	$229,711	$229,069	$303,508	$159,168
Total liabilities and members' equity (deficit)	$153,755	$245,436	$244,968	$312,115	$166,120

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	148,913	229,711	229,069	303,508	159,168
Net adjustments to fair value	51,771	51,724	77,358	43,695	35,898
TOTAL NET ASSETS	$200,684	$281,434	$306,427	$347,203	$195,066
NET ASSET VALUE PER INTEREST	$10.28	$9.38	$10.27	$9.46	$9.72

[1] Estimated Balance Sheet as of May 31, 2026.

As described in the section "Description of the Securities Being Offered—Valuation Policies," in the Offering Circular, our operating agreement provides that, following the initial period, at the end of each quarterly period our Manager's internal accountants and asset management team will calculate our NAV using a process that reflects, among other matters:

●

an estimated value of our investments, as determined by the Manager's asset management team, including related liabilities, based upon (a) information from publicly available sources about (i) market rents, comparable sales information and interest rates and (ii) with respect to debt, default rates and discount rates, and (b) in certain instances reports of the underlying real estate provided by an independent valuation expert or automated valuation models;

●	the price of liquid assets for which third party market quotes are available;

●	accruals of our periodic distributions on our interests; and

●

estimated accruals of the revenues, fees and expenses where we will (a) amortize the brokerage fee, offering expenses and sourcing fee over five years and (b) include accrued fees and operating expenses, accrued distributions payable, accrued management fees and any inter-company loans extended to the Company by our Manager.

Such determinations may include subjective judgments by the Manager regarding the applicability of certain inputs to market rents and comparable sales information. We do not utilize a capitalization rate approach in determining NAV, because given the nature of our investments in primary residences, we do not believe that the value of a many of our assets can be determined based solely on the business activities as the resale value of such asset will be decided independently of the success of such business activities.

Note, however, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. GAAP, and such NAV may not be indicative of the price that we would receive for our assets at current market conditions. As a result, the calculation of our NAV may not reflect the precise amount that might be paid for your interests in a market transaction, and any potential disparity in our NAV may be in favor of either holders who redeem their interests, or holders who repurchase such interests, or existing holders. In instances where we determine that an appraisal of a property is necessary, including, but not limited to, instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we will engage an appraiser that has expertise in appraising residential real estate assets, to act as our independent valuation expert. The independent valuation expert is not responsible for, nor for preparing, our NAV per interest.

As there is no market value for the interests of any series as they are not expected to be listed or traded on any stock exchange (though periodic trading may become available pursuant to our arrangement with North Capital Private Securities ("NCPS"), which is intended to facilitate secondary transactions in interests on an alternative trading system owned and operated by NCPS, as described in the section "Description of Business—Liquidity Platform" in the Offering Circular), our goal in setting NAV on a quarterly basis is to provide a reasonable estimate of the value of our interests on a quarterly basis. However, each series property consists of residential real estate and, as with any residential real estate valuation protocol, the conclusions reached by the Manager's asset management team or internal accountants, as the case may be, are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our investments. In addition, for any given period, our published NAV may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable.